

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Anthony Cappell
Chief Executive Officer
Chicago Atlantic Real Estate Finance, Inc.
420 North Wabash Avenue, Suite 500
Chicago, IL 60611

> **Re: Chicago Atlantic Real Estate Finance, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted September 16, 2021**
> **CIK No. 0001867949**

Dear Mr. Cappell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-11

General

1. We note your response to comment 1. At this time, it does not appear that you have sufficiently identified 75% of the intended use of proceeds. In this respect, we note that a significant portion of the assets identified relate to non-binding term sheets. We continue to believe that Guide 5 appears to apply to this offering. Please revise to provide the disclosures required by Guide 5, such as prior performance information, including any adverse business developments experienced by your sponsor or its affiliates. To the extent that you do not believe that your sponsor or its affiliates have sponsored prior programs, please tell us and clarify whether your manager and/or its affiliates have sponsored any investment funds or other vehicles that primarily have invested in real

estate or real estate-related investments.

2.   We note your response to comment 3. In your response, you state: "The Commission and its Staff, in interpretive guidance and no-action letters, have indicated that whole mortgage loans that are fully secured by real property, <u>certain participations in whole mortgage loans</u>, and <u>certain other types of real-estate related loans</u> in which the Company may invest are qualifying assets, along with fee interests in real property. To ensure that the Company will be eligible for the Section 3(c)(5)(C) exemption, the Company intends to conduct its operations so that it will <u>primarily own investments of the types listed above</u> consistent with the limits the Staff has established in no-action letters and other interpretive guidance." Please supplement your response (and ensure that the disclosure in your prospectus is consistent with your supplemental analysis) by:
- Identifying and describing, with specificity, each type of asset that the company intends to hold, including its classification as "qualifying interest" or other "real-estate type interest" and the specific basis for the company's treatment of each such type of asset (such as applicable no-action letters or other guidance of the Commission or its staff). In addition, to the extent that such assets consist of real estate loans, please specify the extent to which such loans are secured by real estate.
- Discussing the anticipated allocation of such "qualifying interests" and "real-estate type interests" as a percentage of the company's assets.

Additionally, please review any reference to 3(c)(5)(C) to ensure that it is properly characterized as an exclusion from the definition of investment company under the Investment Company Act and any reference to interpretive positions under 3(c)(5)(C) to ensure that such references are properly characterized as originating from the Commission or the Commission staff, as applicable.

<u>Overview, page 1</u>

3.   We note your response to comment 4 and reissue our comment. We note your disclosure on page 78 that, in addition to originating loans, you may acquire loans. Additionally, we note your disclosure on page 33 that your borrowers may incur debt obligations that are senior to your position. Please revise your disclosure in this section to discuss these aspects of your business. In this respect, please discuss in greater detail your policy and practices regarding the "co-investments" that you have made with affiliates and the criteria and other considerations made when entering into a co-investment arrangement.

4.   We note your disclosure on the top of page 2 indicates that you also seek personal or corporate guarantees for your loans. Please clarify what percentage of the loans held in your portfolio are also backed by personal or corporate guarantees in addition to the additional collateral noted.

<u>Use of Proceeds, page 68</u>

5.   We note your response to comment 9. Please provide an updated analysis once the company has identified the size of the offering, including the anticipated proceeds.

6.   Please explain what you mean by the phrase "Sole Discretion Advance Loan."

Loan Portfolio, page 81

7.   We note your response to comment 13. Please provide an updated analysis to us that considers offering proceeds once known. Your analysis should address your loans expected to be funded with offering proceeds in addition to each loan in your portfolio at June 30, 2021 and loans funded in the subsequent period and in the immediate future.

Our Initial Portfolio
Collateral Overview, page 102

8.   We note your response to comment 16 and the revisions made, including the disclosure in footnote (4). We note that you have quantified the additional implied collateral in the table for each loan, but have aggregated the three assets types that comprise the total additional implied collateral on a portfolio basis in the footnote. Please explain to us what consideration was given to providing disaggregated information regarding the various types of additional collateral assets on a per loan basis. In addition, we note that it appears that the majority of the additional implied collateral is comprised of licenses. Please provide additional detail regarding the type(s) of licenses that are identified as collateral and how the the valuation for those assets was calculated. Given the prominence of the additional implied collateral in your portfolio disclosure, please revise to discuss in more detail how you determined what additional collateral to require for your borrowers and what discretion you may have in selecting which collateral to foreclose upon to satisfy a loan default to the extent the real property collateral is insufficient. In this respect, please clarify, if true, that before foreclosing on additional collateral, you will first foreclose on the real property collateral. Please expand your risk factor disclosure on page 41 to describe in detail the risks associated with seeking to collateralize these various assets. In particular, please highlight with greater specificity the material regulatory and legal risks associated with the jurisdictions (e.g., Arizona, Arkansas, California, Florida, Maryland, Massachusetts, Michigan, Nevada, New Jersey, Ohio and Pennsylvania) in which your borrowers operate as it relates to collateralization.

9.   We note that the narrative disclosure in footnote (4) on page 102 indicates that additional collateral may also include "ownership interests in licensed cannabis companies," but you have not identified any such collateral in the tabular disclosure that follows. Please revise or advise. Additionally, please identify the form of "ownership interest" you may take and reconcile such disclosure with your statement elsewhere that you do not have, and do not intend to take, an equity position in any of your borrowers.

Illustrative Description of Borrowers, page 103

10.   We note your response to comment 17. Please revise your initial portfolio disclosure regarding your borrowers to describe in more detail their operating history.

<u>Report of Independent Registered Public Accounting Firm , page F-2</u>

11.   We note your response to comment 19. Please include a revised audit report in your next
         amendment.

<u>Exhibits</u>

12.   We note you identified director nominees in your Management section on page 108.
         Please file the consent of each director nominee as an exhibit to your registration
         statement. See Rule 438 of Regulation C.

        You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please
contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other
questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Real Estate & Construction

cc: Owen J. Pinkerton, Esq.